United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO MCDONALD’S CORPORATION

The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the shareholder proposal requesting the Board study the external environmental and public health costs created by the use of antibiotics in the McDonald’s Corporation’s (“McDonald’s” or the “Company”) supply chain and the impact of those costs on the many McDonald’s shareholders who rely upon overall market returns.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves investors and their beneficiaries.

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The Proposal

The Proposal requests the Board to report on the environmental and public health costs created by the use of antibiotics in McDonald’s supply chains, and how those costs affect the Company’s diversified shareholders. According to a World Bank Study, the increase in antimicrobial resistance (AMR) caused the by overuse of antibiotics in animal husbandry results in significant loss of life and increased poverty, and may decrease global GDP by 3% by 2030, and almost 4% by 2050.1 At an intermediate discount rate, this will amount to economic losses by 2050 with a current value of $54 trillion.2 These losses will have a significant negative effect on the return of diversified portfolios over the long term.

A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.3 Yet McDonald’s provides shareholders no information on the costs it externalizes or the risks it creates for the global economy through the use of animals treated with antibiotics, leaving them without critical information about the risks it is imposing on their portfolios.

Importantly, Yum! Brands (NYSE:YUM), the company that owns competitors Pizza Hut, Taco Bell, and KFC, has agreed to prepare such a report.4

The Company Believes its Primary Responsibility Is to Optimize Long-Term Financial Return, Regardless of Environmental and Public Health Costs

The McDonald’s Corporate Governance Principles make it clear that its board of directors (the “Board”) prioritizes the Company and its shareholders, so that the consideration of stakeholders must be in service of financial returns to shareholders:

The Board, which is elected by the shareholders, is the ultimate decision-making body of the Company. . . . The Board, in exercising its business judgment, acts as an advisor and counselor to senior management and defines and enforces standards of accountability – all with a view to enabling senior management to execute their responsibilities fully and in the interests of the Company and its shareholders.5

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1 http://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf

2 Id.

3 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, scheduled for publication on May 3, 2021.

4 https://www.nasdaq.com/press-release/the-shareholder-commons-announces-withdrawal-of-shareholder-proposal-after-yum-brands

5 McDonald’s Corporation Corporate Governance Principles (emphasis added), https://corporate.mcdonalds.com/content/dam/gwscorp/nfl/corporate-governance-content/governance-principles-policies-and-guidelines/CORPORATE%20GOVERNANCE%20PRINCIPLES_Approved%###-##-####.pdf (last visited May 1, 2021).

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McDonald’s is aware that its supply chain overuses antibiotics, as it makes clear in its sustainability reporting and other materials. Furthermore, it has taken certain steps to reduce that contribution, such as limiting the use of certain antibiotics from parts of it supply chain and setting goals for further reduction.

Nevertheless, comparing McDonald’s reporting on financial issues with its reporting on AMR demonstrates that, in keeping with the Corporate Governance Guidelines demand, its primary concern is financial return, and that financial issues outweigh any unrelated environmental or public health considerations. Neither the Company’s 2020 Annual Report nor its annual 10-K filing with the Securities and Exchange Commission mentions the words “antibiotics” or “antimicrobial.” In contrast, the 10-K uses the words “growth,” “earnings,” “margin,” and “cash” 43, 49, 34, and 120 times, respectively.

The AMR discussion is siloed in separate sustainability reports, as if financial results and antibiotic use were separate subjects. In that silo, McDonald’s does report the following:

We are committed to responsible antibiotic use and support the health & welfare of animals in our supply chain, and notably:

We are implementing our new Antibiotic Policy for Beef in all of our top 10 beef sourcing markets and we are working to eliminate HPCIAs [Highest Priority Critically Important Antimicrobials] from all chicken served by 2027. Since February 2019, we have tracked antibiotics use in over 2.9 billion birds, resulting in significant reductions across our supply chain.6

Unlike the incredibly detailed financial reporting included in its annual reports to shareholders, this description of McDonald’s AMR policies and its reporting on antibiotic use provides no information as to how much the business is contributing to the growing AMR crisis, or how that contribution could be reduced if McDonald’s increased its investments limiting antibiotic use in its supply chain.

At the same time, McDonald’s has recently reported expanding margins, high free cash flow and $3 billion of cash on its books, along with significant capital expenditures to grow the number of chicken sandwiches and burgers that it sells.7 This means that it clearly has options with respect to its expenditures. In light of this optionality, the question for diversified shareholders is not whether the Company is doing anything about AMR; it is whether the Company’s choices with respect to its investments in addressing this critical issue are in their best interests. The current level of disclosure makes it impossible for shareholders to form a judgment.

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6 McDonald’s Sustainability Accounting Standards Board (SASB) Index 2019, available at https://corporate.mcdonalds.com/content/dam/gwscorp/assets/reports/55854%20McDonalds_SASB_AW3_v8.pdf (last visited May 1, 2021).

7 See, e.g., McDonald's Corp (MCD) Q1 2021 Earnings Call Transcript, available at https://www.fool.com/earnings/call-transcripts/2021/04/29/mcdonalds-corp-mcd-q1-2021-earnings-call-transcrip/ (last visited May 1, 2021).

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For example, the SASB report says that the Company tracked antibiotic use for the 2.9 billion chickens slaughtered for use in its products, but it doesn’t say what it learned.8 Nor does it discuss the science and risks of continuing to use non-HPCIA antimicrobials throughout their supply chain.

The simple fact is that the Company must make decisions about how much to invest in fighting AMR. Diversified shareholders, whose returns depend heavily on sustainable environmental and social systems, might want that investment to be significantly greater than it is if they had all the relevant facts. On the other hand, the Company’s top managers, who make the decisions as to how to allocate McDonald’s limited resources, are paid in equity and are thus less likely to be diversified than most of the shareholders for whom they are working. This may give them a much greater interest in pushing up Company sales. The difference in motivation makes it even more critical that the shareholders be given sufficient information about this crucial topic.

The requested report will disclose whether the Company is protecting the interests of its own diversified shareholders.

McDonald’s Corporate Governance Guidelines, along with a review of its public disclosure, demonstrate that the Company focuses on finances, not AMR and the threats that it poses to public health and the global economy. Thus, any effort to accelerate the reduction in antibiotic use is constrained by the prioritization of Company financial returns. A report that addresses the full environmental and public health costs of its use of antimicrobials will illuminate the gap between McDonald’s current efforts and what it could do if it chose to optimize for public health outcomes rather than profits.

This is a critical question for shareholders. When a company or industry prioritizes growth and financial return, the long-run effect may be to lower global economic productivity, as well as human welfare. This is often a bad trade for diversified shareholders, who rely on long-term economic productivity to buoy their portfolios. McDonald’s disclosure could provide more information on this topic if the Company so chose. A growing body of research attempts to quantify the costs associated with AMR. For example:

•	Antimicrobial Resistance: Tackling a crisis for the health and wealth of nations—This UK-commissioned report showed that AMR had the potential to reduce GDP by 2-3.5% by 2050, costing the world up to $100 trillion.[9]

•	Drug-Resistant Infections: A Threat to Our Economic Future—This World Bank study concluded that AMR could cost the global economy up to 3.8% of its GDP by 2050, with an annual shortfall of $3.4 trillion by 2030.[10]

•	Sustainex Foresight note—This study from Schroders—a leading asset manager—developed a methodology to assign social costs externalized by publicly traded companies around the world, including costs associated with the fast-food industry. It found that listed companies created social and environmental costs of $2.2 trillion in 2018, including those arising from AMR. Those costs amounted to more than half of the profits listed companies reported that year, so from the point of view of a diversified shareholder, those companies were only half as valuable as their income statements would indicate.[11]

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8 Supra, n.6.

9 https://amr-review.org/sites/default/files/AMR%20Review%20Paper%20-%20Tackling%20a%20crisis%20for%20the%20health%20and%20wealth%20of%20nations_1.pdf (last visited May 1, 2021).

10 See supra, n.1.

11 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf (last visited May 1, 2021).

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The long-term, macro effects documented in these studies hurt diversified shareholders, because their returns are dependent on overall market performance, rather than outperformance achieved by any single company or industry. Thus, when a company like McDonald’s limits public health measures to those that optimize their profits, they may be acting against the interests of their own long-term, diversified shareholders, as shown by a United Nations publication illustrating how diversified shareholders and beneficial owners suffer when corporations impose costs on the economy that lower GDP, reducing overall equity value.12

The McDonald’s opposition statement misses the point

McDonald’s argues that it has a “Strong Track Record Combatting AMR”

A “track record” is meaningless if it is not measured against an objective standard. McDonald’s merely recites what it has done to reduce antibiotic use. It has not provided shareholders with any information about the level of antibiotics it is still responsible for, how those antibiotics contribute to AMR, or how much that contributed AMR will affect the economy and the value of a diversified portfolio.

McDonald’s argues that it has engaged “Multi-Disciplinary Expertise”

This is simply irrelevant. Experts can produce reports and goals that optimize profits while providing no insight as to how the Company might invest to instead optimize the path to ending the industry contribution to AMR.

McDonald’s argues that it has made “Commitments and Progress”

So what? Imagine if McDonald’s were losing money year after year, but announced that it was “committed” to making profits by 2027 without quantifying its progress against any objective yardstick. Not only would shareholders not be satisfied—they would be outraged. Yet that is the scope of McDonald’s commitment to addressing AMR in its beef and pork supply chains. AMR, which could cost the world $100 trillion by 2050, is much more important to diversified shareholders than the earnings of a single company. McDonald’s should provide the necessary information for shareholders to make considered decisions about this issue. The current disclosure is at the level of “take our word for it.” That simply is not good enough for such a critical issue.

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12 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

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Conclusion

Please vote FOR Proposal 5

By voting FOR Proposal 5, shareholders can urge McDonald’s to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. A report on this question can aid the Board and management in authentically serving the needs of its diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the Shareholder Proposal requesting a report on antibiotics and public health costs at the McDonald’s Corporation Annual Meeting on May 20, 2021.

For questions regarding the McDonald’s Corporation Proposal 5 – submitted by Trinity College, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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